SmartDisk Corporation
                             3506 Mercantile Avenue
                              Naples, Florida 34104

                                                              June 20, 1999


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:      SmartDisk Corporation
                  Registration Statement on Form S-1
                  File No. 333-35300

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, SmartDisk Corporation (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-35300) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company's proposed offering. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold.

                                            Very truly yours,

                                            SmartDisk Corporation


                                            /s/ Daniel E. Reed
                                            ---------------------------------
                                            Daniel E. Reed, Vice President -
                                            Corporate Development